UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of February

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

15-17 Cambridge Science Park

Milton Road, Cambridge CB4 0FQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of                 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

.

For Immediate Release                                            8 February 2007

                                BioProgress plc

              In-licensing of MuGard™ from Access Pharmaceuticals

London, UK, 8 February 2007: BioProgress plc ('BioProgress' or the 'Company')
(AIM: BPRG; NASDAQ: BPRG), the speciality pharmaceutical and healthcare company, has today announced that it has agreed, subject to final contract, to in-license
MuGard™ (the "Product") from Access Pharmaceuticals Inc ("Access").

MuGard™ is a proprietary oral rinse product, currently approved as a medical device in the USA, for the management of oral mucositis, a painful inflammatory mouth condition, a debilitating side effect which afflicts more than 40% of cancer patients undergoing chemotherapy and radiation therapy. The Product is a mucoadhesive polymer rinse and is registered as a medical device. MuGard™ is highly synergistic with BioProgress's existing range of brands within its patient supportive care franchise. The Product will be promoted to cancer treatment centres as a prescription medicine. BioProgress will be marketing the product within the European, CIS and Middle East regions. As consideration for the exclusive rights, BioProgress will, upon signing the final licensing agreement, pay Access $1m. In addition to the exclusive license it has also been agreed that BioProgress will be responsible for the manufacturing of the Product and product line extensions using the Company's enabling system for example
SoluPol. Access has assumed the payment of agreed manufacturing and scale up costs prior to product launch. The Product will be launched within the second half of 2007.

There are currently no well-accepted treatments for mucositis. With over 1.8 million new cancer patients within the EU every year, it is estimated that over
40% of all patients undergoing radiation/chemotherapy treatment have moderate to severe mucositis. In reported studies MuGard™ prevented significant mucositis in 43% of patients in a population where the incidence of mucositis normally exceeds 90% "internal data". The estimated market size for this indication in the US exceeds $1 billion.

In addition to the management of mucositis, the approved indication for
MuGard™ includes all types of oral wounds, including aphthous ulcers
(canker sores) and traumatic ulcers, such as those caused by oral surgery or ill-fitting dentures or braces. The broad-based approval provides BioProgress with the opportunity to promote the use of the product for several related oral ulcerative conditions.

Steve Martin, Chief Development Officer, BioProgress, said:

"BioProgress is continuing to build its portfolio of products within its patient supportive care franchise and MuGard™ offers a real treatment for a painful condition that is poorly managed. In line with the Company's other developments in this area, we see this exciting opportunity as a robust step to gaining critical mass within one of our niche and growing areas of expertise.
BioProgress will continue to build on the MuGard™ concept with Access to offer a wider range of delivery systems for the patient."

For further information:

BioProgress Plc                                            + 44 (0) 20 7098 9881
Richard Trevillion, CEO
Steve Martin, CDO
Hiral Patel, CFO

Buchanan Communications                                    + 44 (0) 20 7466 5000
Rebecca Skye Dietrich/Mark Court

About BioProgress

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems.
Listed on London's AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As an integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGEL™ polymer technology, replacing the need to use animal-derived gelatine in pharmaceutical and healthcare products. For further information please go to www.bioprogress.com

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934.  To the extent that this announcement contains certain
"forward-looking statements" within the meaning of the Private Securities
Litigation Reform Act of 1995, this paragraph applies.  These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances.  Actual results may vary materially from the expectations contained in the forward-looking statements.  The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation.  Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company"s filings with the
Securities and Exchange Commission.  The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.
This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice.  The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law.  Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

About Access

Access is an emerging specialty pharmaceutical company that develops and commercialises proprietary products for the treatment and supportive care of cancer patients. Access' products include ProLindac™, currently in Phase II clinical testing of patients with ovarian cancer and MuGard™ for the treatment of patients with mucositis. Access also has other advanced drug delivery technologies including vitamin-mediated targeted delivery and oral drug delivery. For additional information on Access Pharmaceuticals, please visit our website at www.accesspharma.com

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                                                                                                                                BIOPROGRESS PLC                                                                                                                                                                                                                                                                                                                                                                                      /s/  Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Chief Executive Officer

                                                                                                                                                                                                                                                                                 Dated: February 08, 2007